SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Drives Exceptional Patient Care for One of the Largest Health Authorities in the UK, dated November 1, 2022.
99.2	NICE Named a Leader in 2022 SPARK MatrixTM for Voice of the Customer for 2nd Consecutive Year, dated November 9, 2022.
99.3	NICE Received Highest Score for Attended Automation Use Case In 2022 Gartner® Critical Capabilities for Robotic Process Automation Report, dated November 14, 2022.
99.4	NICE Positioned As Industry Leader Across All Three Contact Center Categories in destinationCRM’s 2022 Industry Leadership Awards, dated November 15, 2022.
99.5	Cherokee County (GA) District Attorney, Blue Ridge Judicial Circuit, Joins Growing Number of DAs Transforming Digital Evidence Management with NICE Evidencentral, dated November 16, 2022.
99.6	NICE Actimize Recognized as Category Winner for Communications Monitoring Innovation in the Chartis 2023 RiskTech100® Rankings, dated November 17, 2022.
99.7	Florida State Attorney's Office for the Ninth Judicial Circuit Joins Growing Ranks of Prosecutor Offices Digitally Transforming with NICE Evidencentral, dated November 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: December 5, 2022

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Drives Exceptional Patient Care for One of the Largest Health Authorities in the UK, dated November 1, 2022.
99.2	NICE Named a Leader in 2022 SPARK MatrixTM for Voice of the Customer for 2nd Consecutive Year, dated November 9, 2022.
99.3	NICE Received Highest Score for Attended Automation Use Case In 2022 Gartner® Critical Capabilities for Robotic Process Automation Report, dated November 14, 2022.
99.4	NICE Positioned As Industry Leader Across All Three Contact Center Categories in destinationCRM’s 2022 Industry Leadership Awards, dated November 15, 2022.
99.5	Cherokee County (GA) District Attorney, Blue Ridge Judicial Circuit, Joins Growing Number of DAs Transforming Digital Evidence Management with NICE Evidencentral, dated November 16, 2022.
99.6	NICE Actimize Recognized as Category Winner for Communications Monitoring Innovation in the Chartis 2023 RiskTech100® Rankings, dated November 17, 2022.
99.7	Florida State Attorney's Office for the Ninth Judicial Circuit Joins Growing Ranks of Prosecutor Offices Digitally Transforming with NICE Evidencentral, dated November 29, 2022.